Exhibit 21.1

Subsidiaries of Talend SA

Name of Subsidiary	State or Other Jurisdiction of Incorporation
Talend Australia Pty Ltd.	Australia
Talend Beijing Technology Co. Ltd.	China
Talend (Canada) Limited	Canada
Talend Germany GmbH	Germany
Talend GmbH	Switzerland
Talend, Inc.	United States
Talend KK	Japan
Talend Limited	Ireland
Talend Limited	United Kingdom
Talend Singapore Pte. Ltd.	Singapore
Talend USA, Inc.	United States